UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of

February 2005

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

999 18th Street, Suite 2940, Denver, CO 80202

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F     X      Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Material Change Report for news releases dated February 11, 2005

DESCRIPTION:

Queenstake Resources Ltd. (the “Company”) reports that Mr. John F. Engele has resigned as Chief Financial Officer and Mr. James Mancuso has retired from the Board of Directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  February  24, 2005

By

                             “John F. (Jack) Engele” (signed)

                                        (Signature)

John F. (Jack) Engele, Vice President Finance

MATERIAL CHANGE REPORT

Unless otherwise stated, all dollar amounts in this Material Change Report refer to United States dollars.

1.

Name and Address of the Company

Queenstake Resources Ltd.
999 18th Street, Suite 2940

Denver, Colorado 80202 USA

2.

Date of Material Change

February 11, 2005

3.

News Release

The date and place(s) of issuance of the news release are as follows:

February 11, 2005

The Press Release was released to The Toronto Stock Exchange and the American Stock Exchange being the only exchanges upon which the shares of the Issuer are listed, and through various other approved public media.

4.

Summary of Material Change(s)

Queenstake Resources Ltd. (the “Company”) reports that Mr. John F. Engele has resigned as Chief Financial Officer and Mr. James Mancuso has retired from the Board of Directors of the Company.

5.

Full Description of Material Change

Mr. John Engele has informed the Company of his intention to resign as Chief Financial Officer of the Company effective February 25th 2005 to join a major mining company in a senior position. Mr. Engele joined the Company some eighteen months ago and has helped steer the Company through its early days as a mid-tier producer.

Mr. James Mancuso, until last year the Chairman of the Board of Queenstake, has decided to retire from the Board. Mr. Mancuso has been associated with Queenstake for some nine years both as a past officer and as a director.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

Not Applicable

8.

Executive Officer

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

John F. (Jack) Engele, Chief Financial Officer
Queenstake Resources Ltd.
999 18th Street, Suite 2940
Denver, CO 80202
PHONE:  (303) 297-1557 (ext. 111)

9.

Date of Report

DATED at Denver, Colorado this 23rd day of February, 2005.